Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 7, 2021

Relating to Preliminary Prospectus dated June 7, 2021

Registration No. 333-254316

Owl Rock Technology Finance Corp. $300,000,000 2.500% Notes due 2027 Pricing Term Sheet

The following sets forth the final terms of the 2.500% Notes due 2027 and should only be read together with the preliminary prospectus dated June 7, 2021 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Owl Rock Technology Finance Corp. (the “Company”).
Security:	2.500% Notes due 2027
Expected Ratings (Moody’s/S&P/Kroll)*:	Baa3 / BBB- / BBB (Stable / Stable / Stable)
Trade Date:	June 7, 2021
Settlement date**:	June 14, 2021 (T+5)
Aggregate Principal Amount Offered:	$300,000,000
Maturity Date:	January 15, 2027, unless earlier repurchased or redeemed
Benchmark Treasury:	0.750% due May 31, 2026
Benchmark Treasury Price and Yield:	99-25 ¼ / 0.793%
Spread to Benchmark Treasury:	+190 basis points
Yield to Maturity:	2.693%
Price to Public (Issue Price):	The Notes will be issued at a price of 99.004% of their principal amount, plus accrued interest, if any, from June 14, 2021
Coupon (Interest Rate):	2.500%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022

Optional Redemption:	The Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to, but excluding, the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date; provided, however, that if the Company redeems any Notes on or after December 15, 2026 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.
Use of Proceeds:	To repay existing indebtedness.
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	691205 AG3 / US691205AG35
Joint Book-Running Managers:	SMBC Nikko Securities America, Inc. Deutsche Bank Securities Inc. ING Financial Markets LLC J.P. Morgan Securities LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Truist Securities, Inc.

*       A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**       The Company expects that delivery of the Notes will be made against payment therefor on or about June 14, 2021, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about the Company and should be read carefully before investing.

The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, New York 10172, Attn: Debt Capital Markets, email:prospectus@smbcnikko-si.com.

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